SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

MainStay Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

51 Madison Avenue
New York, New York 10010

Telephone Number (including area code):

(212) 576-7000

Name and address of agent for service of process:

Marguerite E. H. Morrison, Esq.
MainStay Funds Trust
51 Madison Avenue
New York, New York 10010

Copy to:

Sander M. Bieber, Esq.
Dechert LLP
1775 I Street, NW
Washington, DC 20006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  ☒                                NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 30th day of July, 2009.

MainStay Funds Trust /s/ Stephen P. Fisher By: Stephen P. Fisher Title: President

Attest:

/s/ Marguerite E. H. Morrison
By:    Marguerite E. H. Morrison
Title: Chief Legal Officer and Secretary